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                                  EXHITIT 21.0

                              LIST OF SUBSIDIARIES

The following list contains the names and jurisdictions of organization of Habersham Bancorp's direct and indirect subsidiaries. Habersham Bancorp owns 100% of the outstanding stock of each listed entity, except Advantage Insurers, Inc., which is a wholly owned subsidiary of Habersham Bank.

Name and Jurisdiction

Habersham Bank, a Georgia state bank.
The Advantage Group, Inc. a Georgia corporation. (inactive)
Advantage Insurers, Inc., a Georgia corporation.